Exhibit 99.1

OPERATING AND FINANCIAL REVIEW OF VCI GLOBAL LIMITED AND ITS SUBSIDIARIES.

The following discussion and analysis are intended to help investors understand the significant factors affecting our results of operations, financial condition, liquidity and capital resources. You should read this discussion together with our interim unaudited condensed financial statements and related notes in Exhibit 99.2 of this Current Report on Form 6-K (this “Form 6-K”). Also read our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (“2025 Form 20-F, filed with the Securities and Exchange Commission on July 15, 2026. The following discussion and analysis contain forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the 2025 Form 20-F.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our unaudited consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025.

Our interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year. Any monetary amounts listed in the paragraphs of the following discussion and analysis are approximate figures taken from the applicable table.

Overview

We are a multi-disciplinary consulting group with key advisory practices in the areas of business and technology. Each of our segments and practices is staffed with consultants recognized for their wealth of knowledge and established track records of delivering impact. With our core group of experts experienced in corporate finance, capital markets, legal, and investor relations, we illuminate our clients’ paths to success by helping them foresee impending challenges and identify business opportunities. We leverage our in-depth expertise to assist clients in creating value by providing profitable business ideas, customizing bold strategic options, offering sector intelligence, and equipping clients with cost-saving solutions for lasting growth.

Since our inception in 2013, we have been delivering our services to companies ranging from small-medium enterprises and government-linked agencies to publicly traded conglomerates across a broad array of industries. Our business operates solely in Malaysia, with clients predominantly from Malaysia, and some engagements with clients from China, Singapore and the United States.

A.	Operating Results

Results of Operations

The results of operations presented below should be reviewed in conjunction with our interim unaudited condensed financial statements and related notes in Exhibit 99.2 of this Form 6-K. The following table sets forth our results of operations for the periods indicated:

	Note	Six months ended June 30, 2026	Six months ended June 30, 2025
		US$	US$

Revenue		2,172,256	18,744,266
Revenue - related party		383,155	-
Total revenue	22	2,555,411	18,744,266

Other income	23	7,301,666	406,953

Cost of services	24	(104,641)	(3,663,057)

Depreciation of property and equipment and right-of-use assets	6 & 7	(336,152)	(206,907)

Amortization of intangible assets	8	(371,326)	(236,391)

Directors’ fees	25	(3,185,378)	(3,501,030)

Employee benefit expense	25	(2,889,173)	(2,613,698)

Provision for allowance for expected credit losses on trade and other receivables	10	(952,927)	(801,769)

Provision for allowance for expected credit losses on loan receivables		-	(27,780)

Rental expenses	29	(71,877)	(47,688)

Legal and professional fees		(2,142,434)	(1,060,901)

Finance cost	26	(1,083,907)	(11,872)

Other operating expenses	27	(7,690,776)	(2,316,855)

Profit/(loss) before income tax		(8,971,514)	4,663,271

Income tax benefit/(expense)	28	539,607	-

Profit/(loss) for the year		(8,431,907)	4,663,271

Revenue

Our revenue is driven in part by our ability to offer market-leading service offerings to add value to clients. We derive our revenues substantially from our business and technology consultancy service offerings and solutions that we deliver to our clients. Each contract has different terms based on the scope, deliverables, timing and complexity of the engagement. In the fiscal year 2026, we focus on the AI sector, technology infrastructure, and RWA consultancy services, management disposed of subsidiaries operating in non-core business segments such as fintech activities and business consultancy business.

Depending on the terms of the service engagement contract, our revenues are derived from a few principal types of billing arrangements as explained below:

Business consultancy

●	Retainer engagements

In our retainer based engagements, the client is billed according to the predetermined fees and billing period. The retainer fee is determined based on amongst others, the value, complexity and scale of the engagement. Throughout the period of the retainer engagement, we provide clients with holistic business or technology consulting services. It is the client’s expectation in these engagements that the pre-established fee will not be exceeded except in mutually agreed upon circumstances.

●	Performance-based fees

In performance-based billing arrangements, we agree to a pre-established fee in exchange for a predetermined set of professional services. Generally, the client agrees to pay a fixed fee over the specified services engaged. We set the fees based on our estimates of the complexity; scale, costs and the time it would take to complete the engagements.

●	Success fees

Similar to performance-based fees, success fees engagement generally tie fees to the attainment of contractually defined objectives or upon the closing of a project. We agree to a pre-established fee in exchange for a predetermined milestone. Success fee revenues may cause variations in our revenues and operating results due to the timing of achieving the criteria. Generally, success fee is either attained in the form of cash or shares in our clients’ companies. The latter opens the door for our clients and us to capitalize on forward-looking opportunities, to grow and to thrive together.

Technology consultancy

Software is key to business efficiency as the right software solutions make a world of difference in the day-to-day business operations. Our aim is to optimize businesses’ operations with the right, cost-effective software solutions that improve business efficiency and productivity while reducing operating costs and saving time.

●	Consulting fees

Clients are billed according to a predetermined consulting fee for a period of engagement. The consulting fee is determined based on amongst others the value, complexity, applicable program, required information technology (“IT”) professionals and skills, and the scale of the engagement. Throughout the engagement, we provide clients holistic technology consulting services. The right software solutions add value to business practices, and we achieve that by identifying and understanding the kinds of software most suited to the size, needs, and requirements of the client’s business and industry.

●	Development fees

In our Technology segment, certain clients are billed based on the proprietary software developed in accordance with the requirements of the clients. We provide bespoke and customized programs, software, and website development tailored to the needs of the clients’ business in facilitating the adoption and integration of technology to boost their business performance.

●	White label technology fees

Our revenue under the technology segment also stems from providing white-label technology whereby we purchase ready-made licensed software products and thereafter execute our rebranding and develop white-label software that meets our clients’ needs. Apart from that, according to our clients’ requirements, we provide customization services on ready-made software.

●	Software-as-a-Service (SaaS)

Moving forward, we have plans to expand our revenue model by adding SaaS via the development of a software licensing and delivery model in which software is licensed on a subscription basis and is centrally hosted.

●	Graphic Processing Unit (GPU) Rental and GPU-as-a-Service (GPUaaS)

The Group owns and operates AI computing infrastructure comprising high-performance GPU servers, which are made available to customers through dedicated rental arrangements and GPU-as-a-Service offerings. Customers access these computing resources remotely, while the Group remains responsible for the operation, maintenance, and management of the underlying infrastructure.

●	VGain Cloud

VGAIN Cloud is our sovereign confidential AI business. It comprises three elements: the end-user service, a general-purpose conversational AI assistant accessed through a confidential chat interface; the compute facilities on which that service runs; and the proprietary platform software that operates them. We intend to serve enterprise, government-linked and regulated industry customers, including by renting compute capacity to them, and we currently make the end-user service available to individuals. As the service remains in testing and has not been officially launched, it has not generated revenue to date.

We plan to deliver VGAIN Cloud from compute capacity of two kinds, distinguished by who owns the hardware rather than by who owns or operates the site: (i) hardware we own, and (ii) hardware owned by a third-party licensee under license from us, co-located at one of our facilities or, where we agree, at a site established by that licensee.

The table below sets forth details of our revenue for the periods indicated.

	For the six months ended June 30,
	2026		2025		Change
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Revenue by service types:
Revenue from business strategy consultancy	-	-%	8,086,215	43.14%	(8,086,215)	(100.00)%
Revenue from technology development	2,050,000	80.22%	9,342,691	49.84%	(7,292,691)	(78.06)%
Interest income	-	-%	1,272,227	6.79%	(1,272,227)	(100.00)%
Others	505,411	19.78%	43,133	0.23%	462,278	1,071.75%
Total operating revenue	2,555,411	100.00%	18,744,266	100.00%	(16,188,855)	(86.37)%

Our revenue decreased by US$16.2 million, or 86.37%, to US$2.6 million for the six months ended June 30, 2026 compared to US$18.7 million for the six months ended June 30, 2025, which was primarily driven by strategic corporate restructuring—including subsidiary spin-offs and business disposals—as the Group shifts focus toward proprietary artificial intelligence (AI) development and solutions.

The revenue from business strategy consultancy fee decreased to Nil for the six months ended June 30, 2026 compared to US$8.1 million for the six months ended June 30, 2025. This decline was primarily driven by the strategic divestment of our business consultancy subsidiary in year ended December 31, 2025, resulting in the absence of its associated revenue in the current period.

Technology development revenue decreased by US$7.3 million, or 78.06% to US$2.1 million for the six months ended June 30, 2026 compared to US$9.3 million for the six months ended June 30, 2025. The decrease was caused by fewer technology development contracts reaching milestone completion as of June 30, 2026. This reflects an operational shift as the Group shifts its strategic focus toward developing next-generation AI solutions to strengthen long-term product differentiation and market positioning.

The revenue from interest income decreased by US$1.27 million to Nil for the six months ended June 30, 2026. This decrease is directly caused by the disposal of a fintech subsidiary at the end of the prior financial year, which previously accounted for all loan interest income. Consequently, no interest income was generated from this business line during the six months ended June 30, 2026.

Revenue from other services consists of management fees and loan processing fees. The revenue from other services increased by US$462 thousand, or 1,071.75%, to US$505 thousand for the six months ended June 30, 2026 compared to US$43 thousand for the six months ended June 30, 2025. The increase was driven by expanded client mandates for managerial support services executed during the corporate transition period.

Other income

	For the six months ended June 30,
	2026		2025		Change
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Other income:
Interest income	358	0.01%	4,613	1.13%	(4,255)	(92.24)%
Gain on disposal of right-of-use asset	2,586	0.04%	-	-%	2,586	100.00%
Gain on disposal of investment	5,200,000	71.22%	-	-%	5,200,000	100.00%
Gain on disposal of subsidiary	28,755	0.39%	-	-%	28,755	100.00%
Gain on foreign currency	666,256	9.12%	182,492	44.84%	483,764	265.09%
Fair value gain on warrant liabilities	877,364	12.02%	-	-%	877,364	100.00%
Reversal of impairment of trade and other receivables	311,963	4.27%	148,393	36.47%	163,570	110.23%
Reversal of impairment of related parties	161,221	2.21%	-	-%	161,221	100.00%
Rental income	40,439	0.55%	70,026	17.21%	(29,587)	(42.25)%
Others	12,724	0.17%	1,429	0.35%	11,295	790.41%
Total	7,301,666	100.00%	406,953	100.00%	6,894,713	1,694.23%

Other income increased by US$6.9 million, or 1,694.23%, to US$7.3 million for the six months ended June 30, 2026 compared to US$407 thousand for the six months ended June 30, 2025.

Gain on disposal of investment was primarily attributable to the transfer of a portion of our equity shares in a subsidiary to a vendor as consideration for the discharge of outstanding liabilities.

The reversal of impairment allowance on trade and other receivables as well as impairment allowance on related parties represents amounts previously provided for in the financial year ended December 31, 2025, which were subsequently recovered during the six months ended June 30, 2026. The reversal was mainly due to successful collection efforts and improved credit assessments of certain customers during the period.

For the six months ended June 30, 2026, the Company recognised a fair value gain on warrant liabilities of US$877 thousand, compared to nil in the prior year. The gain arose from the remeasurement of the outstanding warrant liabilities at fair value as of the reporting date, reflecting changes in the underlying valuation assumptions and market conditions. The decrease in the fair value of the warrant liabilities resulted in a gain recognised in the consolidated statement of operations. The fair value gain was non-cash in nature and did not arise from the Company’s operating activities.

Cost of services

The table below sets forth details of our cost of revenue for the period indicated.

	For the six months ended June 30,
	2026		2025		Change
	Amount	%	Amount	%	Amount	%
	US$		US$		US$

Consultant fee	-	-%	251,622	6.87%	(251,622)	(100.00)%
IT expenses	55,767	53.29%	3,291,321	89.85%	(3,235,554)	(98.31)%
Other cost of services	48,874	46.71%	120,114	3.28%	(71,240)	(59.31)%
Total	104,641	100.00%	3,663,057	100.00%	(3,558,416)	(97.14)%

Our cost of services decreased by US$3.6 million, or 97.14% to US$105 thousand for the six months ended June 30, 2026 compared to US$3.7 million for the six months ended June 30, 2025.

Consultant fee costs decreased to Nil for the six months ended June 30, 2026 compared to US$252 thousand for the six months ended June 30, 2025. The consultant fee refers to the our costs incurred from assisting its clients, in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, finance consultants, the U.S. Capital markets consultant, which such consultant fee payment shall be included and treated as part of our consultation services for its clients during the initial public offering’s process. This decline was primarily driven by the strategic divestment of our business consultancy subsidiary in year ended December 31, 2025, resulting in the absence of its associated cost of consultant fee in the current period.

IT expenses were US$56 thousand for the six months ended June 30, 2026 compared to US$3.3 million for the six months ended June 30, 2025, representing a decrease of US$3.2 million or 98.31%. The significant decrease was primarily driven by the completion of several large-scale IT projects in previous periods, combined with new projects currently being in initial rollout stages where lower implementation expenses were incurred.

Other cost of services was US$49 thousand for the six months ended June 30, 2026 compared to US$120 thousand for the six months ended June 30, 2025.

Operating expenses

The table below sets forth details of our operating expenses for the period indicated.

	For the six months ended June 30,
	2026		2025		Change
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
Depreciation of property equipment and right-of-use assets	336,152	1.80%	206,907	1.91%	129,245	62.47%
Amortization of intangible assets	371,326	1.98%	236,391	2.18%	134,935	57.08%
Directors’ fees	3,185,378	17.01%	3,501,030	32.34%	(315,652)	(9.02)%
Employee benefit expenses	2,889,173	15.43%	2,613,698	24.15%	275,475	10.54%
Provision for allowance for expected credit losses on trade and other receivables	952,927	5.09%	801,769	7.41%	151,158	18.85%
Provision for allowance for expected credit losses on loan receivables	-	-%	27,780	0.26%	(27,780)	(100.00)%
Rental expenses	71,877	0.38%	47,688	0.44%	24,189	50.72%
Legal and professional fees	2,142,434	11.44%	1,060,901	9.80%	1,081,533	101.94%
Finance cost	1,083,907	5.79%	11,872	0.11%	1,072,035	9,029.94%
Other operating expenses	7,690,776	41.08%	2,316,855	21.40%	5,373,921	231.95%
Total operating costs	18,723,950	100.00%	10,824,891	100.00%	7,899,059	72.97%

Depreciation

Depreciation was US$336 thousand for the six months ended June 30, 2026, an increase of US$129 thousand compared with US$207 thousand for the six months ended June 30, 2025, primarily due to additional assets acquired, such as renovation for new outlet located at L1-08, KLEC.

Directors’ fees

Directors’ fees decreased from US$3.5 million for the six months ended June 30, 2025 to US$3.2 million for the six months ended June 30 2026, with a decrease of US$316 thousand or approximately 9.02%, primarily due to resignation of independent directors during the period.

Employees’ benefits expenses

For the six months ended June 30, 2026, the employees’ benefits expenses were US$2.9 million, an increase of US$275 thousand compared with US$2.6 million for the six months ended June 30, 2025. This is due to increase in salaries which was mainly derived from share-based compensation awards and annual salary increment.

Provision for allowance for expected credit losses on trade and other receivables

An allowance for expected credit losses on trade and other receivables amounting to US$953 thousand for the six months ended June 30, 2026, compared to US$802 thousand for the corresponding period in year 2025. The significant increase was primarily due to higher credit risk exposure arising from customer concentration, as a substantial portion of the Group’s receivables was attributable to a few major customers during the period.

Rental expenses

Rental expenses were US$71.9 thousand for the six months ended June 30, 2026, compared to US$47.7 thousand for the six months ended June 30, 2025, representing an increase of US$24.2 thousand, or 50.72%. The growth in rental costs was mainly attributable to our operational expansion, including the opening of a new outlet at L1-08, KLEC, along with an adjustment in rental fees for Level 8, KLEC and additional cost incurred in connection with the surrender of the tenancy for Level 10, KLEC.

Legal & professional fees

Legal and professional fees were US$2.1 million for the six months ended June 30, 2026, an increase of US$1.1 million when compared with US$1.1 million for the six months ended June 30, 2025. The growth in expenses was mainly driven by advisory and regulatory compliance costs incurred in connection with fund raising activities such as warrant exercise advisory fee, coupled with expanded corporate and operational legal support.

Finance cost

Finance cost increased by 9,029.94%, which is US$1.1 million from US$11.9 thousand for the six months ended June 30, 2025 to US$1.1 million for the six months ended June 30, 2026, primarily attributable to higher interest expense arising from convertible notes issued during for the six months ended June 30, 2026 to fund the Group’s operations and working capital requirements.

Other operating expenses

Other operating expenses included marketing expenses, office expenses, commission and referral fees and other miscellaneous operating expenses. Other operating expenses increased by US$5.4 million, from US$2.3 million for the six months ended June 30, 2025, to US$7.7 million for the six months ended June 30, 2026. The growth was mainly driven by: (i) a US$2.1 million rise in referral fees associated with business origination and securing strategic investment opportunities for the Group. These referral fees were predominantly settled through the issuance of company shares. (ii) Company recognized a fair value loss on convertible note liabilities of US$2.0 million. The loss arose from the remeasurement of the convertible note liabilities at fair value as of the reporting date, reflecting changes in the underlying valuation assumptions and market conditions.

Income tax expense

The income tax expense remained nil for the six months ended June 30, 2026 and 2025. However, there is overprovision for taxation of US$540 thousand due to over provision of tax expenses for year 2025.

The Group did not recognise any provision for income tax expenses as the majority of its profit-making subsidiaries for the six months ended June 30, 2026, have sufficient unutilised tax losses carried forward from previous years to offset their current period taxable profits. In addition, the Group anticipates incurring additional expenses in the second half of the fiscal year ending December 31, 2026, which may result in a decrease in overall profitability for the year.

Fair value adjustment on financial assets measured at fair value through other comprehensive income

Outstanding equity investments measured at fair value through other comprehensive income (“FVTOCI”) are remeasured to an updated fair value at each reporting period with changes in fair value recorded to “Financial assets measured at FVTOCI” in the consolidated statement of financial position and to “Fair value adjustment on financial assets measured at FVTOCI” in the consolidated statement of comprehensive income. See “Note 5 – Financial assets measured at FVTOCI” in “Notes to the interim unaudited condensed consolidated financial statements” in exhibit 99.2 of this Current Report on Form 6-K for a description of how the fair value of the equity investments are determined.

Liquidity and Capital Resources

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our business. Cash and cash equivalents increased by US$4.2 million to US$5.2 million as of June 30, 2026 compared to U$941 thousand as of December 31, 2025. As of the date of this filing, we believe that our cash and cash equivalents of US$5.2 million as of June 30, 2026 along with other actions the Company is taking are sufficient to fund ongoing operations for at least the next 12 months. We will seek to improve its liquidity position by potentially taking any or all of the following actions: improving collection of the outstanding trade and other receivable balances of US$36.6 million, as of June 30, 2026 and reducing general and administrative expenses.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the six months ended June 30,
	2026	2025
Summary Consolidated Cash Flow Data	US$	US$
Net cash (used in)/generated from operating activities	(17,452,843)	968,874
Net cash generated from/(used in) investing activities	4,865,218	(45,509,925)
Net cash generated from financing activities	16,655,117	41,255,461
Net increase/(decrease) in cash and cash equivalents	4,067,492	(3,285,590)
Effect of foreign exchange	176,793	(2,526,311)
Cash and cash equivalents at the beginning of period	940,963	8,100,899
Cash and cash equivalents at the end of period	5,185,248	2,288,998

Operating activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, changes in working capital and income tax expense. The timing between the conversion of our trade receivables into cash from our customers and distributions to our employees and vendors are the primary drivers of changes to our working capital.

Net cash used in operating activities for the six months ended June 30, 2026 was US$17.5 million, compared to US$969 thousand generated from operating activities for the six months ended June 30, 2025. The net cash used consists of our loss before tax of US$9.0 million, as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included referral fees paid in shares of US$2.5 million, director fee paid in shares of US$1.8 million, interest expense of US$1.1 million, share-based compensation awards of US$711 thousand and amortization of intangible assets of US$371 thousand, and changes on fair value of convertible note liabilities and warrant liabilities in total of US$2.0 million. The principal items accounting for the changes in operating assets and liabilities were (i) US$7.2 million of increase in deposits and prepayments and (ii) US$7.5 million of decrease in trade and other payables, partially offset by (iii) US$1.2 million of decrease in other receivables.

Investing activities

Net cash generated from investing activities was US$4.9 million for the six months ended June 30, 2026, compared to US$45.6 million used in investing activities for the six months ended June 30, 2025. The decrease was mainly because the Company enter the acquisition of investments in QuantGold Data Group Limited and Reveillon Group Limited in year 2025, whereby there were no additional acquisition of investments in 2026. Cash generated from investing activities for the six months ended June 30, 2026 was mainly due to proceeds from partial disposal of investment of US$5.2 million and partially offset by proceeds from the acquisition of property and equipment of US$336 thousand.

Financing activities

Net cash generated from financing activities was US$16.7 million for the six months ended June 30, 2026, compared to US$41.3 million generated from financing activities for the six months ended June 30, 2025. Cash generated from financing activities for the six months ended June 30, 2026 was primarily related to US$21.0 million in proceeds from issuance of share capital, partially offset by repayment of advances from related parties of US$3.1 million, payment of deferred initial public offering expense of US$750 thousand, and lease payments and interest paid of US$242 thousand.

Capital Expenditures

We have no material capital expenditures planned for the next 12 months.

Contractual Obligations

See “Contractual Obligations” under “Liquidity and Capital Resources” in the Company’s 2025 Form 20-F.

Off Balance Sheet Arrangements

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk.

Market risk management

The Group activities are exposed primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Management monitors risks associated with changes in foreign currency exchanges rates and interest rates and will consider appropriate measures should the need arise.

There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Foreign currency risk management

The Group also transacts business in foreign currencies other than its functional currencies, as further disclosed below, and is therefore exposed to foreign exchange risk.

The currency exposure of financial assets and financial liabilities denominated in significant currency other than the Group’s functional currencies are as follows:

	Assets		Liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	US$	US$	US$	US$
Singapore Dollar	8,052	90,615	-	-
Malaysia Ringgit	23,169,628	24,079,176	2,217,552	4,501,621

Foreign currency sensitivity

The following table details the sensitivity to a 5% increase and decrease in the related foreign currency against the functional currency (“US$”) with all the other variables held constant. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates.

	June 30, 2026	December 31, 2025
	US$	US$
Singapore Dollar	403	4,531
Malaysia Ringgit	1,047,604	978,878

Interest rate risk management

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher or lower, with all other variables held constant, no material impact to the Company’s profit or loss.

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. At the end of each reporting period, the Group maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties arises from the carrying amount of the respective recognized financial assets as stated in the Statements of Financial Position.

In order to minimize credit risk, the Group has delegated its finance team to develop and maintain the Group’s credit risk grading to categorize exposures according to their degree of risk of default. The finance team uses publicly available financial information and the Group’s own historical repayment records to rate its major customers and debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognizing ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts	12-month ECL
Doubtful	There has been a significant increase in credit risk since initial recognition	Lifetime ECL- not credit-impaired
In default	There is evidence indicating the asset is credit impaired	Lifetime ECL - credit impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off

For trade and other receivables, the Group has applied the simplified approach allowed in the accounting standard to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past default experience of the debtor, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. To measure the expected credit losses, trade receivables has been grouped based on shared credit risk characteristics (including high risk, normal risk and low risk type).

As at the end of the reporting period, the allowance for ECL is disclosed in Note 10 and 11 to the financial statements.

Liquidity risk management

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds.

In assessing our liquidity, we monitor and analyse our cash and cash equivalents and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations, equity financing, and short-term borrowing from banks and related parties.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from end of the reporting period. However, there is no assurance that management will be successful in their plans. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its services, economic conditions, its operating results not continuing to deteriorate and its bank and shareholders being able to provide continued financial support.

The Group maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities.

Fair value of financial assets and financial liabilities

The management considers that the carrying amounts of the Group’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments. The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.